October 27, 2006

John Reynolds, Assistant Director
John Zitko
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Fortress America Acquisition Corporation (“FAAC”)
Preliminary Proxy Statement on Schedule 14A
Filed August 10, 2006
Form 10-K for the period ending December 31, 2005
File No. 0-51426

Dear Mr. Reynolds and Mr. Zitko:

Thank you for your letter dated September 22, 2006 setting forth comments on the above-referenced Preliminary Proxy Statement on Schedule 14A.

On behalf of Fortress America Acquisition Corporation (“FAAC”), we are filing herewith Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”). We are also providing to the Staff three unmarked copies of Amendment No. 1 and three copies of Amendment No. 1 that are marked to show changes from the Preliminary Proxy Statement. Please note that the system used by FAAC's financial printer to mark changes generally marked entire paragraphs rather than individual words, as having changed. Unless otherwise indicated, all references to page numbers in the below responses to your comments are to pages of the marked version of Amendment No. 1 provided herewith.

This response letter has been filed via EDGAR, tagged as “CORRESP.” The attachments to this letter have not been provided via EDGAR. Instead, we are delivering an original of this letter, together with all attachments, by hand.

We look forward to working with you in connection with your ongoing review of the Proxy Statement and its ultimate clearance.

General

1.	Other than page references to locations within the Preliminary Proxy, please supply all information currently missing but noted with place holders.

Response: In response to this comment, FAAC has supplied missing information in the Proxy Statement, except that information relating to the date of the stockholders meeting, the record date for determining stockholders entitled to notice of and to vote at the meeting, the date of the Proxy Statement, the date of mailing of the Proxy Statement, the details of the audit committee and related information has been omitted because none of that information has yet been determined. This information will be included in a subsequent filing.

John Reynolds
John Zitko
October 27, 2006

Questions and Answers About the Acquisition, page 4

2.
Please include disclosure concerning the additional requirement that less than 20% of shareholders exercise their conversion rights within the discussion on page six contained under the question “What vote is required in order to approve the acquisition?”

Response: In response to this comment, FAAC has revised the disclosure appearing on page 6 of the Proxy Statement to include the requested additional disclosure.

Selected Historical and Pro Forma Combined Financial Information, page 16

3.
Please revise your disclosure regarding FAAC on page 17 to eliminate the reference to revenue for each period. We note that interest income would not be classified as revenue in the financial statements of FAAC.

Response: In response to this comment, FAAC has revised the disclosure appearing on page 18 of the Proxy Statement to eliminate the references to revenue.

4.	Please revise your pro forma statement of operations disclosures on page 18 to include earnings per share.

Response: In response to this comment, FAAC has revised the pro forma statement of operations disclosures appearing on page 19 of the Proxy Statement to include earnings per share information.

Forward Looking Statements, page 21

5.
We note the risk factor included at the top of page 25 which states that one customer of TSS/Vortech comprised 78% of its revenue for the year ended December 31, 2005 and that such customer accounted for 49.1% and 20.3% of TSS/Vortech’s revenues in 2004 and 2003 per your disclosure on page 80. We further note your disclosure on page 80 that “TSS/Vortech expects that it will not recognize significant revenues under these contracts after the first quarter of 2007.” Please add the disclosure contained on page 80 noted above within the risk factor currently on page 25.

Response: FAAC has revised the risk factor appearing on page 27 of the Proxy Statement in response to this comment and to reflect updated expectations regarding this customer.

Background of the Acquisition, page 36

6.
Please disclose whether Focus Enterprises is in any way an affiliate of FAAC, TSS/Vortech, or any of the affiliates, officers, directors, insiders or material shareholders of any of such entities. Provide similar disclosure with respect to Business Valuation Center.

John Reynolds
John Zitko
October 27, 2006

Response: In response to this comment, FAAC has revised the disclosure appearing on pages 41 and 48 of the Proxy Statement to include the requested disclosure.

7.	Disclose when the target company characteristics set forth on pages 36-7 were established and by whom such characteristics were developed.

Response: In response to this comment, FAAC has revised the disclosure appearing on page 42 of the Proxy Statement to include the requested disclosure.

8.
It appears that in late February of 2006, FAAC revised its offer to TSS/Vortech in response to TSS/Vortech’s statement that they were going to accept a competing offer. Revise the disclosure to describe in more detail the terms and structure of the initial offer made by FAAC, the revisions made by FAAC to the offer, and the additional adjustments made in the terms of the transaction that were ultimately agreed upon. In particular, discuss the process and factors which resulted in the consideration including cash, stock and debt components.

Response: In response to this comment, FAAC has revised the disclosure appearing on page 43 of the Proxy Statement to include the requested disclosure.

9.	Briefly detail the reasons why the meetings between FAAC and the three major customers of TSS/Vortech were “successful.”

Response: In response to this comment, FAAC has revised the disclosure appearing on page 44 of the Proxy Statement to include the requested disclosure.

10.
We note the discussion on page 38 indicating that the Membership Interest Purchase Agreement originally executed on June 5, 2006, was amended twice. Please disclose the particular information/circumstances that caused or prompted such renegotiation. Please disclose the material changes that occurred in each amendment and the reasons therefore.

Response: In response to this comment, FAAC has revised the disclosure appearing on page 44 of the Proxy Statement to include the requested disclosure.

11.
In connection with the preceding comment, please provide the Staff with a legal analysis as to the necessity and timing of filing a Form 8-K in connection with the July 31, 2006 amendment of the Membership Interest Purchase Agreement.

John Reynolds
John Zitko
October 27, 2006

Response: Item 1.01 of Form 8-K requires disclosure of amendments that are “material to the registrant” to “a material definitive agreement not made in the ordinary course of business of the registrant”. Although FAAC believes that the Membership Interest Purchase Agreement is a “material definitive agreement” within the meaning of Item 1.01, it does not believe that the amendments made in the July 31, 2006 amendment and restatement of the Membership Interest Purchase Agreement are material to FAAC because those amendments did not change the economic substance of the acquisition arrangements in a material manner but, instead, more closely aligned the documentation to the underlying economic substance. In particular, the July 31, 2006 amendments primarily removed the earn-out portion of the acquisition consideration, which had been included the Membership Interest Purchase Agreement, and included substantially identical terms in the employment agreements of each of the selling members. The payment of the earn-out amounts to each selling member had been conditioned, in general, upon the continued employment of such selling member. This condition was retained when the payment terms were added to the employment agreements. By more closely aligning the acquisition documents with the underlying economic arrangements, FAAC believes that these documents, and their accounting and tax treatment, will be more readily understood.

Fairness Opinion, page 42

12.
We again note your disclosure on pages 25 and 80, concerning TSS/Vortech’s dependence upon a single customer for the year ended December 31, 2005 and that TSS/Vortech expects that it will not recognize significant revenues from that customer after the first quarter of 2007. It would also appear from your discussion that two of the three valuation models used (Analysis of Comparables and Precedent Merger and Acquisition Analysis) do not take into account the termination of the revenue stream represented by the afore-mentioned customer and the third (Discounted Cash Flow Analysis) was calculated as of December 31, 2005, a point at which significant revenues could still be expected from the relevant contracts.

With respect to each of the models presented, please include disclosure as to the manner by which the cessation of such customer’s contracts was taken into account and reflected in the resultant valuation.

Response: FAAC has revised the valuation analysis appearing on page 52 of the Proxy Statement to address this comment. FAAC has made related changes to the disclosures on page 91 in “Management’s Discussion and Analysis of Financial Condition and Results of Operation of TSS/Vortech”.

Pro Forma Condensed Consolidated Financial Statements, page 59

13.
The staff notes that situations in which it is appropriate to allocate the entire (or the bulk of the entire) purchase price to goodwill are rare. In addition, registrants are expected to rigorously support the fair value of any indefinite-lived identifiable intangible asset. We note your disclosure that a substantial portion of the excess purchase price will be allocated to non-amortizable intangible assets. As such, we presume that this conclusion is merely a function of the preliminary nature of the allocation and that prior to finalizing the allocation you will search for and identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39 of SFAS 141, regardless of whether they had been recorded in the financial statements of TSS/Vortech. Consider the need to clarify or elaborate upon the disclosure in the second sentence of the third paragraph on this page.

John Reynolds
John Zitko
October 27, 2006

Response: In response to this comment and as it had previously planned, FAAC has revised the pro forma adjustment disclosure included in the “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 66 of the Proxy Statement to reflect its updated estimated allocation of the purchase price. Its estimated allocations are based on an allocation report provided by Business Valuation Center, which FAAC engaged to identify all assets to be acquired and liabilities to be assumed. The pro forma financial statement disclosure reflects the allocations provided by Business Valuation Center. Based on the allocations to identifiable assets made in the report, FAAC believes that it will record approximately $17.0 million of goodwill. Accordingly, FAAC believes that the second sentence of the third paragraph on this page is accurate.

14.
We note your disclosure regarding pro forma adjustment (b) on page 66. Please tell us why the average trading price of FAAC common stock for the 20 trading days prior to the public announcement was used to determine the value of the stock issued, as opposed to the market price for a reasonable period before and after the announcement date of the acquisition as required by paragraph 22 of SFAS 141. Please clarify and revise your disclosures accordingly.

Response: The original pro forma disclosure in the Proxy Statement valued the FAAC common stock issued using the average trading price of the stock for the 20 trading days prior to public announcement because that is the approach used in the acquisition agreement. In response to this comment, the pro forma disclosure has been revised to use a value of FAAC common stock equal to the average of the closing price for FAAC common stock for the 10 trading days before and after the announcement date of the acquisition.

15.	Please revise your disclosure to include the estimated direct costs of the proposed acquisition, if material. See paragraph 24 of SFAS 141.

Response: In response to this comment, FAAC has revised the disclosure appearing on page 75 of the Proxy Statement to include the requested disclosure.

John Reynolds
John Zitko
October 27, 2006

16.
Refer to pro forma adjustments (el) and (e2). Tell us how the adjustment for increased salaries and consulting payments to be made to certain directors and increased compensation related to the grant of restricted shares to key employees is factually supportable and directly attributable to the acquisition.

Response: In response to this comment, FAAC has revised the explanatory notes (now (d1) and (d2)) on page 76 of the Proxy Statement to explain the details underlying the adjustments.

17.
We note your disclosure regarding pro forma adjustment (e2) on page 66. Please tell us why you believe that it is appropriate to reverse the excess bonus payments, consulting fees and management fees paid to members in 2005. Explain how these amounts are factually supportable, directly attributable to the proposed transaction and would be expected to have a continuing impact, and revise your disclosures as appropriate.

Response: The reversed bonus compensation of $297,641 paid in excess of the bonus plan for key employees in 2005 was determined by comparing bonuses actually paid to key employees in 2005 to the maximum amount they could be paid for the period under a bonus plan recently adopted in anticipation of the acquisition. Since the bonus plan to be adopted at the closing of the acquisition places a maximum on the bonuses available to key employees going forward, FAAC believes that the adjustment has a continuing impact.

The consulting fees ($3,346,095) and management fees ($170,000) paid to the selling members in 2005 reflect payments made at the discretion of the selling members. The selling members have entered in employment contracts in conjunction with the acquisition that set forth the salaries and bonuses to which they will be entitled going forward and, accordingly, FAAC believes that the adjustment has a continuing impact.

18.
We note your disclosure on page 2 regarding the $5 million of additional common stock that may be issued to the founders of TSS/Vortech upon the achievement of specified stock price targets. Please tell us how you intend to account for any such issuances in accordance with paragraphs 25-27 of SFAS 141, and revise your disclosures as appropriate. Consider whether disclosures in MD&A may be required relating to the proposed accounting treatment for the contingent shares.

Response: Under the terms of the respective employment agreements to be entered into with each of the selling members, up to $5 million in additional common stock of FAAC might be issued to each selling member, contingent upon the achievement of specified stock price targets. In accordance with paragraphs 25-27 of SFAS 141, FAAC will not treat the issuance of additional common stock due to the achievement of specified price targets as a change in the cost of the acquisition, but will instead account for such issuances, if any, as compensation.

John Reynolds
John Zitko
October 27, 2006

Information About TSS/Vortech, page 74

19.	Please include the disclosure required by Item 402 of Reg. S-K for TSS/Vortech with respect to Mr. Rosato and Mr. Gallagher.

Response: Mr. Rosato and Mr. Gallagher have served as executives of, and equity owners in, TSS/Vortech and various privately-held businesses, as described in the Proxy Statement and have derived compensation from these entities based on factors that are unique to the structure and makeup of these businesses. Both of the constituent companies (VTC, L.L.C. and Vortech, LLC) are limited liability companies that are taxed as partnerships for federal income tax purposes. As a result, the historical compensation amounts that have been received by Messrs. Rosato and Gallagher have been driven in large part by the pass-through nature of these entities, rather under compensation arrangements typical for publicly-held companies and even most privately-held companies. As a result of unique tax treatment of the limited liability company entities and the multiple roles and businesses in which Mr. Rosato and Mr. Gallagher have each been involved, compensation arrangements for each of Mr. Rosato and Mr. Gallagher have been ad hoc and highly variable and have no relation to their compensation following the acquisition. As a result, FAAC respectfully submits to the Staff that Item 402 disclosures detailing historical compensation arrangements would not be material or useful for investors. Following the acquisition, the compensation of Messrs. Rosato and Gallagher will be based on the employment agreements and compensation arrangements discussed in the Proxy Statement under “Directors and Executive Officers of Fortress America Acquisition Corporation” and investors should be encouraged to focus on this disclosure regarding the compensation arrangements on a going forward basis. FAAC further submits that the historical TSS/Vortech financial statements, which reflect the historical compensation of Mr. Rosato and Mr. Gallagher, together with the pro forma financial information, which include additional disclosure made in response to comments 16 and 17 above, will adequately apprise investors of past compensation received by Messrs. Rosato and Gallagher without unduly highlighting past compensation that is not reflective of the future compensation arrangements. In sum, FAAC submits that Item 402 disclosure of historical compensation amounts in this context should not be included and thus respectfully submits that the staff reconsider this comment.

John Reynolds
John Zitko
October 27, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operation of TSS/Vortech, page 80

20.
We again note your disclosure on page 80 that TSS/Vortech expects that it will not recognize significant revenues after the first quarter of 2007 under the contracts made with one customer that accounted for 78% of its revenue in FY2005.

Please consider providing an executive-level overview in order to discuss the events, trends, risks and uncertainties that management views as resulting from such an occurrence and the manner in which the termination of such contracts will affect the company’s revenues, financial position, liquidity, plan of operations, results of operations and any material commitments for capital expenditures. The overview should not simply be a repetition of the business description. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, which is to provide investors with information relevant to a material assessment of the financial condition and results of operations. This section must provide a narrative explanation of the company’s financial statements so that investors may see the company through the eyes of management and be able to analyze the quality of, and potential variability of, the company’s earnings and cash flow.

Response: In response to this comment, FAAC has revised the disclosure appearing on page 91 of the Proxy Statement to include the requested disclosure.

Consulting Agreement with Washington Capital Advisors, LLC, page 101

21.
Describe the specific types of matters that Washington Capital Advisors, LLC will consult for FAAC on. In addition, disclose and discuss any affiliations by Washington Capital Advisors with and among FAAC, TSS/Vortech, and any affiliates, officers, directors, or material shareholders of such entities.

Response: In response to this comment, FAAC has revised the disclosure appearing on page 116 of the Proxy Statement to include the requested disclosure.

Financial Statements, page F-1

22.	Please ensure the financial statements are updated as required by Item 310(g) of Regulation S-B.

Response: Amendment No. 1 includes financial information for the quarter ended June 30, 2006.

John Reynolds
John Zitko
October 27, 2006

23.
We note that separate financial statements are provided for TSS/Vortech and predecessor entities for the years ended December 31, 2005, 2004 and 2003. Please consider combining the financial statements for each period into a single set of financial statements covering all three periods with a single set of footnotes.

Response: In response to this comment, FAAC has combined the financial statements referenced above into a single set of financial statements covering all three periods with a single set of footnotes.

24.
Please explain to us why the 2004 financial statements consist solely of two divisions, Vortech and C2 Solutions, instead of the entire company, Vortech Consulting. We note that your presentation excludes S3 Integration. If Vortech Consulting is the entity that is to be acquired, it appears to the staff that financial statements of the entire entity should be presented. If one or more of the divisions or businesses were sold or discontinued, they should be presented as discontinued operations as contemplated by SFAS 144. Please revise to present financial statements for 2004 of Vortech Consulting (including all divisions).

Response: In response to this comment, the financial statements of TSS/Vortech for 2004 and 2005 have been presented to include the S3 Integration division as a discontinued operation. Please also see the response to comment 25 below.

25.
Please explain to us how you determined which companies or entities were included or excluded from each year’s combined financial statement presentation and reference the accounting literature that supports your position. Your explanation should include, but not necessarily be limited to, each of the following entities: CTS Services, CSI Engineering, S3 Integration, TELCO Systems, Chesapeake Tower Systems, J.E.T Facilities, G.R. Partners, TPR Group, and L.H. Cranston Acquisition Group. You have disclosed the percentage ownership held in each of these companies by Messrs. Rosato and Gallagher on pages 105-106, please identify any other owners and their percentage ownership of these companies where applicable, e.g., Mr. Rosato and Mr. Gallagher each own 15% of S3 Integration, who owns the remaining 70%?.

Response: VTC, L.L.C. was originally formed as Vortech Consulting, LLC and operated under three separate divisions: Vortech, C2 Solutions and S3 Integration. Effective August 15, 2005, Vortech Consulting, LLC changed its name to VTC, L.L.C. and the Vortech division began operating as a separate limited liability company named Vortech, LLC. The financial statements for TSS/Vortech have been revised to include the financial statements for VTC, L.L.C. when it was named Vortech Consulting, LLC and include all three divisions originally included in that company (i.e., Vortech, C2 Solutions and S3 Integration). The financial statements include S3 Integration as a discontinued operation (see Note 13 to the Notes to Combined Financial Statements). In 2005, combined financials of VTC, L.L.C. and Vortech, LLC are presented because these entities are:

John Reynolds
John Zitko
October 27, 2006

a.	The companies being acquired by FAAC; and
b.
In the same businesses (although Vortech became a separate entity effective August 15, 2005) as were included in the 2004 and 2003 financial statements of VTC, L.L.C. (then named Vortech Consulting, LLC).

The related parties listed below are separate operating entities and are managed independently from TSS/Vortech. In addition, TSS/Vortech does not have control over the related parties. Based on the above, FAAC does not believe these related parties need to be consolidated in accordance with FIN 46.

The table below summarizes ownership of the listed parties:

	% owned by
Company Name	Rosato	Gallagher	Others
Automotive Technologies, Inc.	65	-	35
Chesapeake Tower Systems, Inc.	60	-	40
CSI Engineering, Inc.	-	9	91
CTS Services, LLC	55	-	45
GR Partners	50	50	-
Jet Facilities Group, Inc.	-	-	100
LH Cranston Acquisition Group	25	-	75
S3 Integration, LLC	15	15	70
Telco P&C, LLC	55	-	45
TPR Group, LLC	100	-	-

26.
We note that there currently appear to be two distinct operating divisions of TSS/Vortech. Please tell us how you evaluated the requirements of SFAS 131 to determine whether segment disclosures were required. Revise your disclosures as appropriate.

John Reynolds
John Zitko
October 27, 2006

Response: The financial statements of TSS/Vortech are being presented as “acquired company financial statements” and TSS/Vortech are closely held companies. Per paragraph 9 of SFAS 131, the Statement applies to public business enterprises. Since TSS/Vortech are closely held companies, the Statement does not apply to them.

27.
We note that the audit report for each set of financial statements was issued by a PCAOB-registered independent accountant, but the audit reports do not reference the standards of the PCAOB. Please advise your auditor to revise the reports accordingly or tell us why no revision is required. Refer to PCAOB Auditing Standard No. 1.

Response: The financial statements of TSS/Vortech are being presented as “acquired company financial statements” and TSS/Vortech are closely held companies. The financial statements were audited using Generally Accepted Auditing Standards and not the standards of the PCAOB.

Note 10 — Related Party Transactions, page F-33

28.	Please revise your disclosure to include the nature of each related party relationship as required by paragraph 2 of SFAS 57, similar to your disclosures on pages 105-106.

Response: The financial statements, in Note 10 to the Combined Financial Statements, now include disclosures required by paragraph 2 of SFAS 57.

John Reynolds
John Zitko
October 27, 2006

29.
We note your disclosure on page 105 regarding the $350,000 promissory note to S3 that be cancelled by TSS upon the closing of the acquisition. Please tell us how this amount is recorded in the financial statements of TSS/Vortech and revise your disclosures accordingly. Also, revise your disclosures to include the transactions with Automotive Technologies, Inc. disclosed on page 106.

Response: The disclosure on page 120 has been revised to state that the $350,000 promissory note to S3 Integration will be distributed to the members of VTC, L.L.C. upon the closing acquisition. The financial statements have been revised to reflect these intentions.

Fortress America Acquisition Corporation Financial Statements, page F-44

30.
We note the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

John Reynolds
John Zitko
October 27, 2006

Response:  The guidance in EITF 00-19 does not alter the accounting treatment of the FAAC warrants.

The warrant agreement governing the FAAC warrants provides that settlement of a warrant exercise is to be made in shares upon payment of the exercise price in cash. The warrant agreement does not provide for any alternative settlement mechanism. Section 3.3.2 of the warrant agreement provides as follows:

“3.3.2. Issuance of Certificates. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the registered holder of such Warrant a certificate or certificates for the number of full shares of Common Stock to which he is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant for the number of shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a Warrant unless (i) a registration statement under the Act with respect to the Common Stock is effective or (ii) in the opinion of counsel to the Company, the exercise of the Warrants is exempt from the registration requirements of the Act and such securities are qualified for sale or exempt from qualification under applicable securities laws of the states or other jurisdiction in which the registered holders reside. Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise would be unlawful.” [Emphasis supplied.]

Thus, the warrant agreement expressly provides that FAAC has no obligation to deliver common stock upon exercise of a warrant unless a registration statement with respect to the underlying common stock is effective or there is an exemption from registration available.

Pursuant to Section 7.2 of the warrant agreement, FAAC has no absolute obligation to have a registration statement covering the warrants declared effective. Rather, FAAC is required only to use its “best efforts” to cause a registration statement for the warrants to become effective and to maintain such effectiveness. The consequence of this was explained on page 48 of the final Prospectus for the FAAC initial public offering, as follows:

“No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.” [Emphasis supplied.]

John Reynolds
John Zitko
October 27, 2006

Thus, purchasers of the FAAC units were made aware that, in the words of the Prospectus, “the warrants may be deprived of any value” if, for some reason, a registration statement was not effective as required by Section 3.3.2 of the warrant agreement. Accordingly, it could not have been made more clear to the purchasers that if the registered shares could not be delivered upon exercise of the warrants, no alternative settlement was available.

Finally, we note that FAAC and the warrant agent under the warrant agreement have entered into a clarification agreement that amends the warrant agreement, effective as of the date of the warrant agreement, by adding the following:

“Furthermore, in no event will the Company be obligated to pay such registered holder any cash or other consideration or otherwise ‘net cash settle’ the Warrant.”

In these circumstances, it would be anomalous to require FAAC to classify the warrants, which by their terms are not yet exercisable, as liabilities.

31.
Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through each subsequent balance sheet date. If not, please explain why you believe equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

Response:  The guidance in EITF 00-19 does not alter the accounting treatment of the underwriter purchase option.

FAAC has entered into an amendment agreement with its underwriter that amends the purchase option, as of the date of its issuance, to provide that:

“5.3 No Net-Cash Settlement or Damages Upon Failure of Registration. In no event shall the Holder of this Purchase Option be entitled to (i) net-cash settlement of this Purchase Option, regardless of whether any or all of the Registrable Securities have been registered by the Company pursuant to an effective registration statement, or (ii) receive any damages if any or all of the Registrable Securities have not been registered by the Company pursuant to an effective registration statement, subject to the requirement that the Company use its best efforts to have a registration statement or post-effective amendment filed pursuant to Section 5.1 declared effective as soon as possible after receiving the Initial Demand Notice.”

John Reynolds
John Zitko
October 27, 2006

In addition, FAAC is in the process of collecting such amendments from any person holding a purchase option as a result of a transfer from the underwriter.

In these circumstances, it would be anomalous to require FAAC to classify the warrants, which by their terms are not yet exercisable, as liabilities.

32.
Please revise the financial statements to disclose the material terms of the proposed business combination with TSS/Vortech. Also, we note your disclosure on page 94 regarding the finders fee of $750,000 payable upon the closing of the proposed acquisition. Please revise your disclosure to include the material terms of this commitment.

Response: Note 3 (Proposed Acquisition) to FAAC's financial statements for June 30, 2006 includes a description of the proposed acquisition. In addition, FAAC has revised the disclosure appearing on page 108 of the Proxy Statement to include the requested disclosure regarding the fee payable to Goldman Associates.

1934 Act Periodic Reports

33.
We note your disclosure that your “chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: In appropriate future periodic reports filed under the Securities Exchange Act of 1934F, FAAC will modify the disclosure noted above to include, when true, the additional statement requested above.

John Reynolds
John Zitko
October 27, 2006

34.
To the extent that the financial statements are restated in response to the comments noted above, please tell us how you evaluated the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

Response: As discussed above, FAAC has not restated its financial statements.

* * *

On behalf of FAAC, this is to acknowledge that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s attention to the Proxy Statement and the opportunity to provide the foregoing responses to the Staff’s comments. If you wish to discuss any of the foregoing responses to your comments, please call me at (614) 365-2805.

Sincerely,

Michael B. Gardiner

cc: Harvey Weiss, Fortress America Acquisition Corporation
  Carlton Tartar, Securities and Exchange Commission